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              INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION
             OF FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT
                  TO THE REPORTING REQUIREMENTS OF THE 1934 ACT
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                             CDMI PRODUCTIONS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   125078-10-5
                                 (CUSIP Number)

                               Carlos D. De Mattos
       3111 North Kenwood Street, Burbank, California 91505 (818)525-5218 (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                November 8, 2002
             (Date of Event Which Requires Filing of this Statement)

         If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a proper cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                      -1-

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

                              CUSIP No. 125078-10-5

-----------------------------------------------------------------------------------------------------------
(1)      Names of Reporting Persons.

         S.S. or I.R.S. Identification                    CDM Interactive, Inc.
         Nos. of Above Persons

-----------------------------------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a       (a)                         X
                                                 ----------------------------------------------------------
         Member of a Group (See Instructions) (b)
                                                 ----------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

(3)      SEC Use Only

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(4)      Source of Funds (See Instructions)               PF

-----------------------------------------------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings

         is Required Pursuant to Items 2(d) or 2(e)

-----------------------------------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization             United States

-----------------------------------------------------------------------------------------------------------

Number of Shares Beneficially       (7)  Sole Voting Power         2,694,689(A)
Owned by Each Reporting Person
With                                --------------------------------------------------
                                    (8) Shared Voting Power             0

                                    --------------------------------------------------
                                    (9) Sole Dispositive Power     2,694,689(A)

                                    --------------------------------------------------
                                    (10) Shared Dispositive Power       0

-----------------------------------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned

         By Each Reporting Person                         2,694,689(A)

-----------------------------------------------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11)

         Excludes Certain Shares (See Instructions)              [  ]

-----------------------------------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount



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         in Row (11)                                      44.91%

-----------------------------------------------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)      CO

-----------------------------------------------------------------------------------------------------------

     (A)Carlos D. De Mattos may be deemed to be the beneficial owner of the shares held by: (i) CDM Interactive, Inc. because Mr. De Mattos is the majority stockholder of CDM Interactive, Inc.; and (ii) Daniel M. De Mattos.

Item 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to common stock ("Common Stock") of CDMI Productions, Inc., a New York corporation ("CDMI"). The principal executive offices of CDMI are located at 3111 North Kenwood Street, Burbank, California 91505.

Item 2.  IDENTITY AND BACKGROUND.

         Set forth below is the following information with respect to the person filing this Schedule 13D (the "Filing Person") and, in addition, such person's general partners, if applicable, and, if applicable, the persons controlling such general partners (such additional persons, together with the Filing Person, the "Item 2 Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws and (f) citizenship (if individual) or jurisdiction of organization (if entity).

a)       CDM Interactive, Inc. ("Interactive")
b)       c/o Carlos D. De Mattos, 3111 North Kenwood Street, Burbank,
         California 91505
c) Interactive is a corporation formed under the laws of the State of California. Carlos D. De Mattos controls Interactive. Interactive owns shares of CDMI and also owns and operates commercial real estate, and owns, rents and sells lighting equipment to the entertainment industry.
d)       No criminal convictions (1)
e)       No adverse civil judgments for violations of securities laws (1)
f)       United States

(1) During the last five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         In September, 2002, Interactive paid $150,000 of its own funds for 1,500,000 shares of Common Stock. In addition, in connection with the merger of Gamogen Newco, Inc. and CDMI Productions, Inc., a Delaware corporation ("CDMI Delaware"), Interactive received 2,169,689 shares of CDMI Common Stock.

         The purpose of this Amendment No. 1 is to report that since Interactive's last report on Schedule 13D: (i) Interactive disposed by gift of an aggregate of 775,000 shares of Common Stock to various third parties (including 250,000 shares to Daniel M. De Mattos which may be deemed to be beneficially owned by Carlos D. De Mattos); and (ii) Interactive disposed of an aggregate of 450,000 shares of Common Stock to various third parties at $0.225 per share.

Item 4.  PURPOSE OF TRANSACTION.

         In September, 2002, the shareholders of CDMI approved a Third Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") among Gamogen, Inc., Gamogen Newco, Inc., CDM Interactive, Inc., CDMI Delaware and Southridge Group, LLC. Pursuant to the Merger Agreement, Interactive purchased 1,500,000 shares of Common Stock for a purchase price of $0.10 per share and owns another 2,169,689 shares as a result of the merger.

         In November, 2002, Interactive disposed by gift of an aggregate of 775,000 shares of Common Stock to various third parties (including 250,000 shares to Daniel M. De Mattos which may be deemed to be beneficially owned by Carlos D. De Mattos) and disposed of an aggregate of 450,000 shares of Common Stock to various third parties at $0.225 per share.

         Interactive currently owns 2,694,689 shares, constituting approximately 44.91% of CDMI's outstanding shares.

         Except as described above, no reporting person has any current plans or proposals that relate to or would result in:

a. The acquisition by any person of additional securities of CDMI, or the disposition of securities of CDMI;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CDMI or any of its subsidiaries;

c. A sale or transfer of a material amount of assets of CDMI or any of its subsidiaries;

d. Any change in the present board of directors or management of CDMI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e. Any material change in the present capitalization or dividend policy of CDMI;

f.       Any other material change in CDMI's business or corporate structure;

g. Changes in CDMI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of CDMI by any person;

h. Causing a class of securities of CDMI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of CDMI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

j.       Any action similar to any of those enumerated above.


Item 5.  INTEREST IN SECURITIES OF ISSUER


----------------------------------------- ------------------------ ------------------------ ------------------------
                                               Common Stock
                Name of                        Beneficially                 % of                 Voting Power
             Item of Person                        Owned                  Class (1)
----------------------------------------- ------------------------ ------------------------ ------------------------
CDM Interactive, Inc.                            2,694,689               44.91% (2)                  Sole
----------------------------------------- ------------------------ ------------------------ ------------------------

(1) All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 6,000,000 shares of Common Stock of the Issuer outstanding as of November 1, 2002.

(2) Carlos D. De Mattos may be deemed to be the beneficial owner of the shares held by Interactive and Daniel M. De Mattos.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The merger transaction and the dispositions of Common Stock are described in Item 4, above. There are no other contracts, arrangements or understandings among any of the Item 2 Persons made or entered into specifically with respect to holding, voting or disposing of the Common Stock of CDMI.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following exhibit is filed with this Schedule 13D:



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Third Amended and Restated Agreement and Plan of Merger entered into as of July
19, 2002 by and among Gamogen, Inc., Gamogen Newco, Inc., Southridge Group, LLC, CDM Interactive, Inc. and CDMI Productions, Inc. (incorporated by reference to Exhibit A to CDMI's DEF 14C filing dated August 30, 2002).


                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 8, 2002



                                        CDM Interactive, Inc.


                                        By: /s/ Marcos M. De Mattos
                                           -----------------------------------
                                        Its: President